FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated October 30, 2003 (Quebecor Media Inc.);

2.	Extract of the Consolidated Financial Statements of Quebecor Media Inc. and its Subsidiaries for the three-month period ended September 30, 2003;

3.	Supplementary Disclosure for Quebecor Media Inc.

October 30, 2003 For immediate release

QUEBECOR MEDIA REPORTS NET INCOME OF $2.8 MILLION FOR THIRD QUARTER OF 2003

Highlights

»	Operating income up 14.4% to $147.4 million.

»	Revenue increases of 43% from Internet access services and 45% from illico digital television service.

»	Vidéotron refinancing: one of the lowest coupon rates for similar offerings in the industry, debt maturity date extended.

»	Quebecor Media’s corporate credit rating upgraded.

Montréal, Québec – Quebecor Media Inc.’s revenues climbed $17.7 million (3.4%) to $542.4 million in the third quarter of 2003, compared with $524.7 million in the same quarter of 2002. The increase was driven by higher revenues in the Cable Television segment, spearheaded by increases of 43.3% in revenues from Internet access services and 45.4% in revenues from the illico digital television service. Operating income amounted to $147.4 million, compared with $128.9 million in the same period last year, an increase of $18.5 million (14.4%). Operating income rose $14.5 million or 22.7% in the Cable Television segment and $3.6 million or 7.7% in the Newspapers segment. The Web Integration/Technology and Internet/Portals segments were both operating income positive in the third quarter of 2003, whereas they reported operating losses in the same period of 2002.

The Company recorded net income of $2.8 million in the quarter, compared with a net loss of $18.6 million in the same quarter of 2002. The $21.4 million improvement was mainly caused by the increase in operating income and significantly lower financial expenses. Financial expenses decreased $11.0 million from $87.1 million in the third quarter of 2002 to $76.1 million in the third quarter of 2003, due primarily to lower debt levels and the unfavourable impact of the conversion of the unhedged portion of the long-term debt in 2002. During the third quarter of 2002, the Company recorded reserves for restructuring of operations and other charges of $3.7 million, compared with $0.2 million in the same quarter of 2003.

On a year-to-date basis, Quebecor Media’s revenues total $1.68 billion, compared with $1.64 billion at the same point last year, an increase of $39.9 million. Operating income is up $44.7 million (10.8%) to $459.9 million. Net income is $35.0 million, compared with a net loss of $40.2 million in 2002. The higher year-to-date revenues, operating income and net income were due to essentially the same factors as the increases in the third quarter results, as well as the recording in 2002 of a $12.9 million write-down of temporary investments and other assets, and an $8.9 million write-down of goodwill.

On October 8, 2003, Vidéotron ltée completed the refinancing of its term credit facilities by means of a private placement of 6 7/8% Senior Notes due January 15, 2014 with a face value of US$335 million, as well as new bank credit facilities consisting of a five-year $100 million revolving credit facility and a five-year $368 million term loan. By virtue of this refinancing, Vidéotron has extended the maturity date of its long-term debt and significantly reduced its short-term debt repayment requirements. The coupon rate on its Senior Notes was one of the lowest among similar offerings in the industry, testifying to Vidéotron’s solid financial position and strong operational performance. Following the refinancing, Standard & Poor’s upgraded the corporate credit rating of Quebecor Media.

Cable Television

The Cable Television segment reported total revenues of $197.1 million for the quarter, compared with $183.7 million in the same quarter of 2002, an increase of $13.4 million (7.3%). Revenue increases of 43.3% ($14.2 million) from Internet access services and 45.4% ($6.4 million) from the illico digital television service outweighed a decrease in revenues from analog cable television and other services. The revenues of Le SuperClub Vidéotron ltée rose 7.6%, largely as a result of increased in-store retail sales. The higher revenues from Internet services and illico were primarily due to a substantial increase in the customer base, combined with higher rates. Between September 30, 2002 and September 30, 2003, the number of subscribers to the cable Internet service increased 35% from 281,000 to 379,000. At the end of the third quarter of 2003, there were 213,000 subscribers to illico, 36% more than at the same time last year. Monthly ARPU (average revenue per user) rose a substantial 10.3% to $43.93 as of September 30, 2003, compared with $39.84 one year earlier.

It is noteworthy that Vidéotron registered a net increase in subscriptions to its cable television services during the third quarter of 2003 for the first time since the third quarter of 2001, exactly two years ago. Vidéotron signed up 19,000 new customers for illico and lost 8,000 subscribers to its analog cable services for a net gain of 11,000 customers.

Operating income in the Cable Television segment rose by $14.5 million, or 22.7%, to $78.5 million, compared with $64.0 million in the third quarter of 2002. The increase resulted primarily from the growth in the customer base for the high-speed Internet access service and for illico, the rate increases for Internet services, as well as the renegotiation of the service agreement with Vidéotron Télécom ltée, which had a positive impact on the profit margin. Vidéotron’s profit margin increased to 39.8%, compared with 34.8% one year earlier.

Vidéotron generated free cash flow from operations of $18.1 million during the quarter, compared with $16.0 million in the same quarter of 2002. It should be noted that the impact of the net change in non-cash balances related to operations reduced free cash flow from operations by $23.3 million in the third quarter of 2003, whereas the impact was positive by $1.4 million in 2002. On a year-to-date basis, free cash flow from operations decreased from $57.6 million in 2002 to $19.2 million in 2003. The impact of the net change in non-cash balances related to operations reduced year-to-date free cash flow from operations by $91.8 million, whereas it was positive by $6.2 million at the same point last year. Vidéotron’s capacity to generate free cash flow from operations, first demonstrated in early 2001, was maintained, as Table 1 below shows. Key financial ratios (debt/operating income, interest coverage) continued to show improvement during the quarter; by these measures, Vidéotron ranks first in the industry in Canada and among the leaders in North America.

Table 1

Free cash flow from operations
(Dollars in millions)

	Third quarter		Nine months		Twelve months

	2003	2002	2003	2002	2002	2001

Cash flow from continuing operations	38.7	44.8	85.8	143.7	253.2	220.6

Acquisition of fixed assets and	(20.7)	(29.3)	(67.2)	(87.1)	(116.7)	(141.1)
deferred charges

Proceeds from disposal of assets	0.1	0.5	0.6	1.0	2.0	1.0

Free cash flow from operations	18.1	16.0	19.2	57.6	138.5	80.5

During the first three quarters of 2003, Vidéotron generated revenues of $582.8 million, compared with $562.9 million in the same period last year. Operating income increased by $31.8 million (16.2%) to $228.7 million.

Newspapers

Sun Media Corporation reported quarterly revenues of $199.5 million, an increase of $4.4 million (2.3%) from the same quarter of 2002. Advertising and distribution revenues rose 2.7% and 6.9% respectively, more than compensating for a 0.9% decrease in circulation revenues. Operating income increased $3.6 million, or 7.7%, to $50.4 million, compared with $46.8 million in the same period last year. The operating margin was 25.3% in the third quarter of 2003, compared with 24.0% last year.

Sun Media Corporation generated free cash flow from operations of $56.7 million in the third quarter of 2003, compared with $54.9 million in the same period last year (Table 2). In addition, proceeds from the disposal of businesses in the amount of $22.4 million were realized in the second quarter of 2003 as a result of the sale of assets in Florida and British Columbia. Sun Media Corporation continues to post operating margins that are among the best in the industry in Canada.

Table 2

Free cash flow from operations (Dollars in millions)

	Third quarter		Nine months		Twelve months

	2003	2002	2003	2002	2002	2001

Cash flow from continuing operations	59.2	58.4	147.8	136.7	200.1	138.2

Acquisition of fixed assets	(2.5)	(4.4)	(6.9)	(6.5)	(10.3)	(19.2)

Proceeds from disposal of assets	—	0.9	0.1	1.6	2.6	0.7

Free cash flow from operations	56.7	54.9	141.0	131.8	192.4	119.7

In the first three quarters of 2003, revenues totalled $620.7 million, compared with $608.5 million in the same period of 2002, a $12.2 million (2.0%) increase. Operating income amounted to $159.1 million, compared with $153.9 million last year, an increase of $5.2 million (3.4%).

During the quarter, Sun Media Corporation launched two new weekly inserts in the Saturday edition of Le Journal de Montréal distributed in the Sherbrooke and Trois-Rivières regional markets.

Broadcasting

TVA Group Inc. recorded third quarter revenues of $67.2 million, compared with $68.1 million in the same quarter of 2002. Revenues from broadcasting operations rose $2.8 million (6.4%) as a result of increased viewing hours, higher advertising volumes and rates, and the full inclusion of the revenues of HSS Canada, operator of the Boutique TVA teleshopping service, since May 2003 (TVA Group previously held a 50% interest). The strong results posted by broadcasting operations did not entirely offset a decrease in distribution revenues as a result of TVA Group’s repositioning in that field, and a decrease in publishing revenues due to lower newsstand sales of magazines. Operating income was $11.7 million, compared with $13.0 million in the third quarter of 2002.

During the first three quarters of 2003, the Broadcasting segment’s revenues amounted to $243.9 million, an increase of $17.8 million or 7.9%. Operating income grew 10.0% to $52.9 million, primarily as a result of the increase in broadcasting revenues, as well as the inclusion of Publicor’s results since its acquisition by TVA Publishing Inc. in May 2002 and increased magazine sales propelled by the Star Académie phenomenon.

The BBM People Meter ratings for the summer 2003 season again confirmed TVA’s lead over its main rivals. TVA had 8 of the top 10 programs, 13 of the top 20, and 22 of the top 30.

Leisure and Entertainment

The Leisure and Entertainment segment’s revenues rose $3.0 million (6.4%) to $49.9 million, compared with $46.9 million in the same quarter of 2002. The revenues of Archambault Group Inc. grew 16.1%. Sales at Archambault retail outlets increased 11.5%, partly as a result of the addition of new points of sale. Revenues from exclusive distribution (Select) and wholesale distribution grew 37.0%; the success of the Star Académie DVD was one of the factors in the strong results. These revenue increases were partially offset by a decrease in revenues in the Books division, caused mainly by the sale of the legal publishing house Wilson & Lafleur at the end of 2002. The segment generated operating income of $4.9 million, compared with $4.8 million in the same period of 2002.

For the first nine months of 2003, the Leisure and Entertainment segment’s revenues totalled $135.8 million, compared with $140.3 million in the same period of 2002. Operating income was virtually unchanged at $8.7 million, compared with $8.6 million during the same period last year.

Business Telecommunications

Vidéotron Télécom ltée (“VTL”) posted third quarter revenues of $18.2 million, compared with $21.2 million in the same period last year. The difference was primarily due to the decrease in Internet-related revenues as a result of the renegotiation of the services agreement with Vidéotron and other factors. Operating income was $2.4 million, compared with $3.1 million in the third quarter of 2002. The decline was caused by the decreased revenues, lower profit margins resulting from the unfavourable market conditions, and lower capitalization.

For the first nine months of the 2003 financial year, VTL’s revenues decreased by $7.2 million to $60.1 million. Operating income was $11.6 million, compared with $19.4 million in the first three quarters of 2002.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $14.8 million in the quarter, compared with $17.0 million in the same period of 2002. The decrease reflects soft demand in the IT and Internet advertising markets, and lower revenues at subsidiary Mindready Solutions Inc. The segment generated operating income of $0.3 million, compared with an operating loss of $0.8 million in the same quarter of 2002. The turnaround was mainly due to improved results at Mindready Solutions, which generated operating income of $162,000, compared with a loss of $1.0 million in 2002. Nurun Inc.’s e-Business Services segment reported operating income of $163,000; e-Business Services has now been operating income positive for six consecutive quarters. Nurun’s Montréal, Paris, Milan and Toronto offices all improved their profitability.

During the first three quarters of 2003, revenues were $49.2 million, compared with $55.6 million in 2002. The segment turned around its numbers, generating operating income of $0.2 million for the year to date, compared with a loss of $9.3 million at the same point last year. The reduction in Mindready Solutions’ operating expenses accounted for its improved profitability. Mindready Solutions’ 2002 results were affected by a write-down of current assets and a charge for unoccupied office space.

Internet/Portals

The Internet/Portals segment reported total revenues of $6.4 million in the quarter, compared with $6.8 million in the same quarter of 2002. Revenues increased at the general-interest portals, held steady at the special-interest portals, and decreased at consulting subsidiary Progisia due to adverse market conditions. The segment generated operating income of $0.5 million, compared with a $0.1 million loss in the same period of 2002. The healthy results stem from successful restructuring measures, which improved the profitability of the general-interest portals, and the favourable impact of the closing of the European portals. The positive earnings trend begun in the second quarter of 2003 continued as Netgraphe Inc. recorded positive net income for the second consecutive quarter and for the year to date.

During the first three quarters of 2003, Netgraphe’s revenues totalled $20.2 million, compared with $20.9 million in 2002. Operating income amounted to $1.6 million, compared with a loss of $2.8 million in 2002, a $4.4 million improvement.

Netgraphe hosted the Web sites of two popular TVA fall programs, Occupation double and Les Auditions de Star Académie, during the quarter.

Financial Position

Quebecor Media’s consolidated long-term debt (excluding redeemable preferred shares) and consolidated bank debt were reduced by $701.4 million in the first three quarters of 2003. The reduction reflects the repayment of the $429.0 million term loan that came due in April 2003 and the positive impact of exchange rate fluctuations on the value of the portion of the debt denominated in foreign currency.

As a result of the appreciation of the Canadian dollar against the US dollar in 2003, the Company and its Vidéotron subsidiary had to make pre-payments in the amounts of $113.6 million and $13.5 million respectively during the first nine months of the year under certain cross-currency swap arrangements. They may have to make further disbursements in the future. The pre-payments are offset by equal reductions in the Company’s commitments under the agreements. The payments were financed from the Company’s cash assets and from the bank credit facilities of the Company and its subsidiary.

At September 30, 2003, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $245.2 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $229.3 million available, for total available liquid assets of $474.5 million. On the same date, the consolidated debt, including the short-term portion of the long-term debt, totalled $2.80 billion. This figure includes Sun Media Corporation’s $571.6 million debt, Vidéotron’s $874.1 million debt and TVA Group’s $27.2 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.23 billion and Quebecor Media’s $97.0 million revolving credit facility.

Segmented information

As a result of a change in the Company’s organizational structure during the quarter, the operations of Le SuperClub Vidéotron ltée, which were previously included in the Leisure and Entertainment segment, are now part of the Cable Television segment. Results for prior periods have been restated to reflect the change.

Operating income

The Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains (losses) on sales of businesses, income taxes, non-controlling interest and results of discontinued operations. Special charges include the write-down of temporary investments and other assets, as well as non-monetary compensation charges. As of the third quarter of 2003, amortization charges applicable to videocassettes owned by Le SuperClub Vidéotron subsidiary, which were previously recorded under amortization, are entered under cost of sales. Operating income for the third quarter and the first nine months of 2003, and the figures for 2002, have been restated to reflect the change.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. It facilitates year-over-year comparison of results since operating income (or loss) excludes, among other things, unusual items that are not readily comparable from year to year. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web integration and technology (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (half a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Vidéotron Télécom ltée).

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 236-8742 (cellular phone) lavoie.luc@quebecor.com

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

REVENUES

Cable Television	$197.1	$183.7	$582.8	$562.9
Newspapers	199.5	195.1	620.7	608.5
Broadcasting	67.2	68.1	243.9	226.1
Leisure and Entertainment	49.9	46.9	135.8	140.3
Business Telecommunications	18.2	21.2	60.1	67.3
Web Integration/Technology	14.8	17.0	49.2	55.6
Internet/Portals	6.4	6.8	20.2	20.9
Head Office	0.1	0.2	0.2	2.0
Intersegment	(10.8)	(14.3)	(36.9)	(47.5)

	542.4	524.7	1,676.0	1,636.1
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(395.0)	(395.8)	(1,216.1)	(1,220.9)

OPERATING INCOME BEFORE UNDER- NOTED ITEMS	147.4	128.9	459.9	415.2

Amortization	(60.1)	(57.6)	(180.1)	(173.5)
Financial expenses	(76.1)	(87.1)	(213.1)	(240.4)
Reserve for restructuring of operations	(0.2)	(3.7)	(0.6)	(7.6)
Write-down of temporary investments and other assets	—	—	(0.8)	(12.9)
Non-monetary compensation charges	—	(1.8)	—	(4.3)
Write-down of goodwill	—	—	—	(8.9)
Gains on sale of businesses	—	0.2	—	1.2

INCOME (LOSS) BEFORE INCOME TAXES	11.0	(21.1)	65.3	(31.2)
Income taxes:
Current	(6.1)	(5.2)	1.0	(2.0)
Future	10.3	0.7	12.2	13.0

	4.2	(4.5)	13.2	11.0

	6.8	(16.6)	52.1	(42.2)
Non-controlling interest	(4.0)	(2.1)	(20.4)	1.0

INCOME (LOSS) FROM CONTINUED OPERATIONS	2.8	(18.7)	31.7	(41.2)
Income from discontinued operations	—	0.1	3.3	1.0

NET INCOME (LOSS)	$2.8	$(18.6)	$35.0	$(40.2)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued) (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments and other assets, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses
Cable Television	$78.5	$64.0	$228.7	$196.9
Newspapers	50.4	46.8	159.1	153.9
Broadcasting	11.7	13.0	52.9	48.1
Leisure and Entertainment	4.9	4.8	8.7	8.6
Business Telecommunications	2.4	3.1	11.6	19.4
Web Integration/Technology	0.3	(0.8)	0.2	(9.3)
Internet/Portals	0.5	(0.1)	1.6	(2.8)
General corporate (expenses) income	(1.3)	(1.9)	(2.9)	0.4

	$147.4	$128.9	$459.9	$415.2

Amortization
Cable Television	$38.5	$36.5	$115.8	$108.5
Newspapers	6.9	5.9	19.9	18.3
Broadcasting	3.1	2.8	9.3	8.5
Leisure and Entertainment	1.1	1.0	3.3	3.0
Business Telecommunications	9.1	8.7	27.1	26.5
Web Integration/Technology	0.9	1.2	2.7	3.5
Internet/Portals	0.3	1.0	1.0	3.4
Head Office	0.2	0.5	1.0	1.8

	$60.1	$57.6	$180.1	$173.5

CONSOLIDATED STATEMENT OF DEFICIT (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Deficit at beginning of period
As previously reported	$2,747.8	$2,587.6	$2,780.0	$411.5
Restatement due to a change in accounting
policy regarding foreign currency translation	—	—	—	10.2

As restated	2,747.8	2,587.6	2,780.0	421.7
Reduction due to a change in accounting policy
regarding goodwill	—	—	—	2,144.3

	2,747.8	2,587.6	2,780.0	2,566.0
Net (income) loss	(2.8)	18.6	(35.0)	40.2

Deficit at end of period	$2,745.0	$2,606.2	$2,745.0	$2,606.2

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Cash flow related to operations:
Income (loss) from continued operations	$2.8	$(18.7)	$31.7	$(41.2)
Adjustments for:
Amortization of property, plant and equipment	53.6	51.7	160.9	156.4
Write-down of goodwill and amortization of deferred charges	6.5	5.9	19.2	26.0
Amortization of deferred financing costs and long-term debt discount	15.2	8.8	46.4	35.5
Non-monetary compensation charges	—	1.8	—	4.3
Write-down of temporary investments	—	—	0.4	12.9
Interest on redeemable preferred shares	2.9	5.5	19.2	16.1
Losses (gains) on foreign currency translation on long-term debt	0.2	5.3	(17.8)	(2.1)
(Gains) losses on sale of businesses and other assets	(0.7)	0.8	1.4	0.1
Future income taxes	10.3	0.7	12.2	13.0
Non-controlling interest	4.0	2.1	20.4	(1.0)
Other	1.0	(1.5)	4.1	0.4

	95.8	62.4	298.1	220.4
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(22.2)	(1.4)	(123.9)	(21.1)

Cash flow provided by operations	73.6	61.0	174.2	199.3

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	2.1	(29.4)	6.8	(32.8)
Issuance of long-term debt	46.5	18.8	843.3	25.8
Repayment of long-term debt	(48.8)	(3.5)	(1,242.2)	(72.6)
Deferred financing costs	—	—	(11.1)	—
Payment under cross-currency swap arrangements	(38.6)	—	(127.1)	—
Proceeds from issuance of capital stock	—	6.6	431.9	27.7
Issuance of capital stock by subsidiaries	1.2	—	1.2	—
Dividends paid to non-controlling shareholders	(1.5)	(1.5)	(4.1)	(4.2)
(Increase) decrease in advance receivable from parent company	(0.5)	(1.1)	(4.8)	2.0

Cash flow used in financing activities	(39.6)	(10.1)	(106.1)	(54.1)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired	(7.9)	(4.0)	(25.6)	(4.3)
Proceeds from disposal of businesses, net of cash and cash
equivalents disposed	—	1.1	—	3.1
Additions to property, plant and equipment	(27.3)	(30.8)	(83.1)	(100.6)
Additions to others assets	(2.0)	(7.1)	(12.4)	(18.9)
(Acquisition) disposal of temporary investments	(78.7)	0.8	8.7	13.9
Proceeds from disposal of assets	1.2	1.2	0.9	3.0
Other	0.3	(1.7)	0.5	(1.7)

Cash flows used in investing activities	(114.4)	(40.5)	(111.0)	(105.5)

Net (decrease) increase in cash and cash equivalents	(80.4)	10.4	(42.9)	39.7
Effect of discontinued operations on cash and cash equivalents	—	(0.7)	22.7	(0.2)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	0.1	1.7	(1.6)	(0.5)
Cash and cash equivalents at beginning of period	246.8	235.4	188.3	207.8

Cash and cash equivalents at end of period	$166.5	$246.8	$166.5	$246.8

Cash interest payments	$94.5	$102.2	$221.5	$227.7
Cash (receipts) payments for income taxes	$(15.2)	$2.7	$(19.0)	$14.4

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$19.1	$22.5	$56.5	$73.8
Newspapers	2.5	4.4	6.9	6.5
Broadcasting	1.1	0.6	4.5	4.8
Leisure and Entertainment	—	0.8	0.8	1.5
Business Telecommunications	3.8	2.0	13.2	12.9
Web Integration/Technology	0.3	0.4	0.7	1.0
Internet/Portals	0.2	—	0.2	—
Head Office	0.3	0.1	0.3	0.1

	$27.3	$30.8	$83.1	$100.6

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	September 30	December 31

	2003	2002

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$166.5	$188.3
Temporary investments (market value of $78.7 million ($87.9 million in 2002))	78.7	87.8
Accounts receivable	284.9	329.8
Income taxes receivable	16.2	28.8
Inventories and investments in televisual products and movies	161.0	156.9
Prepaid expenses	21.2	18.6
Future income taxes	21.2	31.9

	749.7	842.1

PORTFOLIO INVESTMENTS (market value of $11.3 million
($12.6 million in 2002))	11.3	12.6
ADVANCES RECEIVABLE FROM PARENT COMPANY	30.9	26.1
PROPERTY, PLANT AND EQUIPMENT	1,583.5	1,680.3
GOODWILL	3,879.1	3,883.4
FUTURE INCOME TAXES	78.3	97.9
OTHER ASSETS	186.1	242.3

	$6,518.9	$6,784.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$19.9	$13.1
Accounts payable and accrued charges	452.0	587.3
Deferred revenue	120.9	111.9
Income and other taxes	15.3	9.3
Advances payable to parent company and companies
under common control	5.4	22.6
Future income taxes	--	0.9
Current portion of long-term debt	53.4	575.6

	666.9	1,320.7

LONG-TERM DEBT	2,745.0	2,931.0
REDEEMABLE PREFERRED SHARES	273.4	254.2
OTHER LIABILITIES	151.0	51.4
FUTURE INCOME TAXES	251.4	258.5
NON-CONTROLLING INTEREST	191.7	195.3

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,341.8
Contributed surplus	3,214.6	3,214.6
Deficit	(2,745.0)	(2,780.0)
Translation adjustment	(3.8)	(2.8)

	2,239.5	1,773.6

	$6,518.9	$6,784.7

Supplementary Disclosure

Quarter / 9-Month Period
Ended September 30, 2003

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Manager, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor
statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the
Company’s public filings with the Securities Exchange
Commission.

Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2003 Debt Schedule

September 30, 2003 (in millions)
Quebecor Media
Revolving Credit Facility due 2004 - General (Availability : $46)	$—
Revolving Credit Facility due 2004 - Swaps (Availability : $98)	97.0
Senior Notes/Senior Discount Notes due 2011	1,228.2

1,325.2

Vidéotron
Revolving Credit Facility due 2005 (Availability : $150)	30.0
Term Loan A due 2008	468.1
Term Loan B due 2009	270.9
9 1/8% CF Cable Notes due 2007	105.0

874.1

Sun Media
Revolving Credit Facility due 2008 (Availability : $75)	—
Term Loan due 2009	298.8
7 5/8% Senior Notes due 2013	272.8

571.6

TVA	27.2

Other Debt	20.2

Total Quebecor Media	$2,818.3

Redeemable Preferred Shares	273.4
Cross-Currency Interest Rate Swap Agreements(1)	143.6

Cash-on-hand
Quebecor Media
Videotron	$—
Sun Media	54.3
Quebecor Media Parent	119.0
Other	71.9

$245.2

(1)	Classified under “Other liabilities” in Quebecor Media’s financial statements

/2

Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2003

VIDÉOTRON	2002		2003
	Sept-30	Dec-31	Mar-31	Jun-30	Sept-30
Homes Passed (‘000)	2,316	2,329	2,332	2,337	2,344
Basic Subscribers (‘000)	1,456	1,440	1,433	1,412	1,423
Basic Penetration	62.8%	61.8%	61.4%	60.4%	60.7%
Extended Tier Subscribers (‘000)	1,184	1,172	1,164	1,146	1,157
Extended Tier Penetration	81.3%	81.4%	81.2%	81.2%	81.3%
Digital Set-Top Boxes (‘000)	166	182	195	208	228
Digital Penetration	11.4%	12.6%	13.6%	14.7%	16.1%
HSD Subscribers (‘000)	281	306	334	352	379
HSD Penetration	19.3%	21.3%	23.3%	24.9%	26.6%

	3rd Quarter			YTD
	2002	2003	VAR	2002	2003	VAR
(in millions)
Revenues	$183.7	$197.1	7.3%	$562.9	$582.8	3.5%
Cable	$141.4	$139.4	-1.4%	$436.8	$418.4	-4.2%
Internet	$32.8	$47.0	43.3%	$96.3	$133.0	38.1%
Other	$9.5	$10.7	12.6%	$29.8	$31.4	5.4%

EBITDA	$64.0	$78.5	22.7%	$196.9	$228.7	16.2%
EBITDA Margin (%)	34.8%	39.8%		35.0%	39.2%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipment	$14.1	$9.6		$50.5	$25.6
Scalable Infrastructure	—	0.3		0.6	6.5
Line Extensions	2.7	4.0		7.5	9.5
Upgrade / Rebuild	3.9	2.3		10.8	7.4
Support Capital	1.6	2.1		4.0	6.4

Total – NCTA Classification	$22.3	$18.3	-17.8%	$73.4	$55.4	-24.6%
Deferred Charges	6.3	2.0		12.0	10.8
Other	0.2	0.8		0.4	1.1

Total Capital Expenditures	$28.8	$21.1	-26.7%	$85.8	$67.3	-21.6%

2-Way Capability	97.0%	97.0%		97.0%	97.0%
Cable ARPU(1)	$32.35	$32.86		$32.76	$32.64
TOTAL ARPU(1)	$39.84	$43.93		$39.98	$43.01

(1)	Net of programming credits in relation with marketing programs, and strike related service disruption credits (2002)

/3

Supplementary Disclosure Quarter / 9-Month Period ended September 30, 2003

SUN MEDIA	3rd Quarter			YTD
	2002	2003	VAR	2002	2003	VAR

Lineage (‘000)
Urban Dailies	42,576	42,043	-1.3%	129,353	129,293	0.0%

(in millions)
Revenues	$195.1	$199.5	2.3%	$608.5	$620.7	2.0%
Advertising	$133.5	$137.1	2.7%	$415.1	$429.3	3.4%

Urban Dailies(1)	$145.6	$148.2	1.8%	$453.2	$460.0	1.5%
Community Newspapers(1)	$49.5	$51.3	3.6%	$155.3	$160.7	3.5%

EBITDA	$46.8	$50.4	7.7%	$153.9	$159.1	3.4%
EBITDA Margin	24.0%	25.3%		25.3%	25.6%

Change in Newsprint Expense			1.3%			0.7%

(1)	Excluding transactions between Urban Dailies and Community Newspapers

*	Revenues and EBITDA from continuing operations only

/4

Supplementary Disclosure Quarte / 9-Month Period Ended September 30, 2003 Shares Held in Publicly Traded Subsidiaries

	Number of Shares Owned		% Equity		% Voting
TVA	12,226,617		37.4%		99.9%

Netgraphe	158,631,366	(1)	75.5	%(2)	97.7%

Nurun(3)	19,076,605		57.3%		57.3%

Mindready(4)	8,000,000		66.7%		81.0%

(1)	Excluding 24,955,978 shares which are indirectly held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 24,955,978 shares which are indirectly held by TVA

(3)	Excluding 500,000 shares held by Quebecor World

(4)	Owned by Nurun

/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
——————————————————
By:   Claudine Tremblay
         Assistant Secretary

Date: October 30, 2003